

December 3, 2019

Via E-mail
Michael Swidler, Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10112

>  **Re:**  **Teekay Offshore Partners L.P.**
>  **Amended Schedule 13E-3**
>  **Filed November 21, 2019 by Partners Limited, et. al.**
>  **File No. 005-82284**

Dear Mr. Swidler:

We have reviewed the above-referenced filing and have the following comments.

## Revised Preliminary Information Statement

### Special Note Concerning Forward-Looking Statements, page 20

1.  We reissue prior comment 5 as it related to the section referenced above. Also, please relocate the section captioned Selected Historical Consolidated Financial Data."

### Background of the Merger, page 24

2.  We note your response to prior comment 8. Given that the Revised Draft Plan was shared with Evercore in the conduct of its analysis, please disclose the substance of your response as it relates to lack of reliance on the Revised Draft Plan by the conflicts committee and the GP board.

### Recommendation of the Conflicts Committee and the GP Board, page 37

3.  We note your response to prior comment 9 and we reissue it. Please revise your disclosure to state the conflicts committee's fairness determination required by Item 8 of Schedule 13E-3.

4.  On a related note, if the GP Board has based its fairness determination on the analysis of factors undertaken by the conflicts committee, then the GP Board must *expressly adopt* this analysis and discussion as its own in order to satisfy the disclosure obligation. See prior comment 12.

Please contact me at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Daniel Duchovny
Daniel Duchovny
Special Counsel
Office of Mergers & Acquisitions